FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

21 December 2011

HSBC TO SELL PRIVATE BANKING BUSINESS IN JAPAN

The Hongkong and Shanghai Banking Corporation Limited and HSBC Securities (Japan) Limited, wholly-owned subsidiaries of HSBC Holdings plc, have entered into an agreement to sell HSBC's private banking business in Japan to Credit Suisse AG and Credit Suisse Securities (Japan) Limited. The value of the gross assets included in the sale was approximately US$2.7bn at 31 October 2011.

The transaction, which is subject to regulatory approvals, is expected to complete during the second quarter of 2012 and represents further progress in the execution of HSBC's strategy outlined at the Investor Day in May 2011.

As the world's third largest economy, with significant trade flows with the rest of the world, Japan continues to be an important market for HSBC.

Media enquiries to:

Margrit Chang	+852 2822 4983	margritchang@hsbc.com.hk
Laine Santana	+852 2822 4918	lainesantana@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,500 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and Africa. With assets of US$2,716bn at 30 September 2011, HSBC is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                      Date: 21 December, 2011